2/28 TC



02005766

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Vf 2-28-02

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SEC FILE NUMBER
8-48351

ANNUAL AUDITED REPORT FORM X-17A-5 PART III



SEC MAIL
RECEIVED
FEB 25 2002
WASH DC

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2001 (MM/DD/YY) AND ENDING 12-31-2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goffstown Financial Investments d.b.a. SP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Church Street, POB 575
(No. and Street)

Goffstown (City) NH (State) 03045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald W Corndon 603-497-3411
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vachon Clukay & Co PC Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

45 Market Street (Address) Manchester (City) NH (State) 03101 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald W. Cendron, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goffstown Financial Investments, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Ronald W. Cendron
Signature

Principal
Title

Joan Burnham
Notary Public
commission expires 5-13-2003

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GOFFSTOWN FINANCIAL INVESTMENTS

Financial Statements
December 31, 2001

TABLE OF CONTENTS

GOFFSTOWN FINANCIAL INVESTMENTS

Financial Statements

December 31, 2001

and

Independent Auditor's Report

Vachon, Clukay & Co., PC

Certified Public Accountants

45 Market Street
Manchester, New Hampshire 03101
(603) 622-7070
FAX: 622-1452

INDEPENDENT AUDITOR'S REPORT

To the proprietor of
Goffstown Financial Investments
Goffstown, New Hampshire

We have audited the accompanying balance sheet of Goffstown Financial Investments (a proprietorship) as of December 31, 2001 and the related statements of income and proprietor's capital, cash flows and computation of net capital for the year then ended. These financial statements are the responsibility of the owner. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Goffstown Financial Investments as of December 31, 2001, and the results of its operations and its cash flows and computation of net capital for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Vachon, Clukay & Co. PC

January 21, 2002

GOFFSTOWN FINANCIAL INVESTMENTS
BALANCE SHEET
December 31, 2001

ASSETS

Current Assets	
Cash	$ 11,956
Accounts receivable	4,987
Prepaid expense	991
Total Current Assets	17,934
Office equipment - at cost	2,731
Less- accumulated depreciation	(2,731)
	-
Total Assets	$ 17,934

LIABILITIES AND PROPRIETOR'S CAPITAL

Proprietor's Capital	$ 17,934

See notes to financial statements

GOFFSTOWN FINANCIAL INVESTMENTS
INCOME STATEMENT
For the Year Ended December 31, 2001

Income:	
Commissions earned	$ 40,096
Service fees	22,205
	62,301
Operating Expenses:	
Medical reimbursement plan	10,561
Miscellaneous	85
Utilities	1,991
Wages	1,488
Rent	1,492
Professional services	1,810
Advertising	1,387
Office supplies and expense	1,313
Meals	826
Auto expense	1,124
Licenses	2,255
Dues and publications	476
Client gifts	992
Copies	100
Continuing education	1,345
Payroll taxes	114
Travel	2
Total Operating Expenses	27,361
Operating Income	34,940
Interest Income	311
Net Income	$ 35,251

See notes to financial statements

GOFFSTOWN FINANCIAL INVESTMENTS
STATEMENT OF PROPRIETOR'S CAPITAL
For the Year Ended December 31, 2001

Proprietor's capital - beginning of year	$ 28,397
Proprietor's withdrawals	(45,714)
Income for the year	35,251
Proprietor's capital - end of year	$ 17,934

See notes to financial statements

GOFFSTOWN FINANCIAL INVESTMENTS
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2001

Cash Flows From Operating Activities	
Net income	$ 35,251
Adjustment to reconcile net income to net cash provided by operating activities:	
Decrease in accounts receivable	2,894
Decrease in prepaid expenses	139
Net Cash Provided By Operating Activities	38,284
Cash Flows From Financing Activities	
Withdrawals by proprietor	(45,714)
Net Cash Used by Financing Activities	(45,714)
Net (Decrease) in Cash	(7,430)
Cash - Beginning of Year	19,386
Cash - End of Year	$ 11,956

See notes to financial statements

GOFFSTOWN FINANCIAL INVESTMENTS
COMPUTATION OF NET CAPITAL
December 31, 2001

Reconciliation of Audited vs. Unaudited Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Net capital, as reported in Company's part II FOCUS Report	$ 17,934
Audit adjustments, net decrease in stockholder's equity	-
Net Capital	$ 17,934

Computation of net capital ratio

Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Net Capital

Proprietor's Capital	$ 17,934
Deduct: Non-allowable Assets	
Prepaid expenses	991
Net Capital	$ 16,943

Aggregate Indebtness

Item in statement of financial condition:

Payable to broker-dealers and clearing organization	-
Accounts payable and accrued expenses	-
Total Aggregate Indebtness	-

Computation of basic net capital requirement

Minimum net capital required	5,000
Excess net capital	$ 11,943

Total net capital

Ratio Aggregate indebtness to net capital

Net capital rule footnote

The owner is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the net resulting net capital ratio would exceed 10 to 1). At year end, the owner (proprietorship) had net capital of $185,576 which is 180,576 in excess of its required net capital of $5,000. The Company's net capital ratio exceeds 10 to 1.

See notes to financial statements

GOFFSTOWN FINANCIAL INVESTMENTS
NOTES TO FINANCIAL STATEMENTS
December 31, 2001

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Goffstown Financial Investments (GFI), a proprietorship, was established in July 1995 for the purpose of providing investment services to individuals primarily in New Hampshire. The proprietor's other personal assets have not been included in these financial statements.

Basis of Accounting

These financial statements reflect the accrual method of accounting.

GFI earns a commission from Investment Companies whose securities are purchased by the individual investors. These financial statements reflect these commissions when earned.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income Taxes

The proprietorship itself is not a tax paying entity for purposes of federal and state income taxes. Federal and state income taxes of the proprietor are computed on his total income from all sources; accordingly, no provision for income taxes is made in these statements.

Owner's Compensation

The proprietor is not paid a salary. Funds withdrawn by the proprietor are treated as reduction of proprietor's capital.

Bad Debts

The proprietorship recognizes bad debts under the allowance method. Uncollectible accounts would not be material to the financial statements. Consequently, no valuation allowance is required for uncollectible receivables.

NOTE 2—RELATED PARTY TRANSACTIONS

The proprietor of Goffstown Financial Investments also owns another company, Goffstown Financial Services (GFS), which operates out of the same offices. In addition, the proprietor sells real estate as an independent real estate agent. Operating expenses are allocated to these businesses on a monthly income percentage basis.

NOTE 3—NET CAPITAL REQUIREMENTS

GFI is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires broker/dealers to limit aggregate indebtedness to 800 percent of their net capital for the first twelve months after commencing business (July 27, 1995). The proprietor is in compliance with the Commission's rules. The proprietor's unaudited net worth (personal assets in excess of personal liabilities) is $185,576. The proprietor has no subordinated liabilities at December 31, 2001.

Vachon, Clukay & Co., PC

Certified Public Accountants

45 Market Street
Manchester, New Hampshire 03101
(603) 622-7070
FAX: 622-1452

To the Proprietor of
Goffstown Financial Investments
Goffstown, New Hampshire

In planning and performing our audit of the financial statements of Goffstown Financial Investments (a proprietorship) for the year ended December 31, 2001, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15(c)3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications or comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve system, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial

statements being audited may occur and not be detected within a timely period by personnel in the normal course of their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Commission Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objective.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Vochon, Clukay & Co. PC

January 21, 2002